Exhibit 99.1

E-House Reports Second Quarter 2012 Results

SHANGHAI, China, August 16, 2012 — E-House (China) Holdings Limited (“E-House” or the “Company”) (NYSE: EJ), a leading real estate services company in China, today announced its unaudited financial results for the fiscal quarter and six months ended June 30, 2012.

Second Quarter 2012 Financial and Operating Highlights

•                     Total gross floor area (“GFA”) of new properties sold increased 43% year-on-year to 3.9 million square meters. Total value of new properties sold increased 30% year-on-year to RMB32.0 billion ($5.1 billion)(1).

•                      Total revenues increased by 25% year-on-year to $114.1 million.

•                      Non-GAAP(2) net income attributable to E-House shareholders increased 196% year-on-year to $6.8 million, or $0.06 per diluted American depositary share (“ADS”).

First Half 2012 Financial and Operating Highlights

•                      Total GFA of new properties sold was 5.7 million square meters for the first half of 2012, an increase of 2% from the same period of 2011. Total value of new properties sold was RMB46.6 billion ($7.4 billion) for the first half of 2012, a decrease of 11% from the same period of 2011.

•                      Total revenues were $173.3 million for the first half of 2012, a decrease of 1% from the same period of 2011.

•                      Non-GAAP net loss attributable to E-House shareholders decreased to $10.0 million, or $0.11 loss per diluted ADS, for the first half of 2012.

“China’s real estate market showed signs of warming up during the second quarter, driven partly by pent-up demand resulting from the implementation of the government’s restrictive real estate policies last year, and partly by a better credit environment. As a result, our primary agency services saw significant revenue increases both sequentially and year-over-year. We expect transaction volumes will continue to be relatively healthy in the second half of the year while maintaining our view that the government’s overall cooling measures for the Chinese real estate market will remain in place for the near future,” commented Xin Zhou, E-House’s co-chairman and CEO.

“During the second quarter, our online advertising business continued its strong growth while our performance-based e-commerce business, which will play an increasingly important role within our online segment, started to take off. In addition, we made progress expanding our online secondary brokerage franchise platform with approximately 110,000 brokers and 5,000 stores joining the network,” continued Mr. Zhou. “Going forward, we will continue to focus on our core businesses of integrated online advertising, e-commerce transactions and traditional agency services while taking advantage of new trends and opportunities in the industry.”

(1)  This press release contains translations of certain RMB amounts into U.S. dollar amounts solely for the convenience of the reader. The RMB amounts were translated into U.S. dollar amounts at a rate of RMB6.3084 to US$1.00, which is the average central parity rate announced by the People’s Bank of China for the second quarter of 2012.

(2)  E-House uses in this press release the following non-GAAP financial measures: (1) income (loss) from operations, (2) net income (loss), (3) net income (loss) attributable to E-House shareholders, (4) net income (loss) per basic ADS and (5) net income (loss) per diluted ADS, each of which excludes share-based compensation expense, amortization of intangible assets resulting from business acquisitions and gain/(loss) from the disposal of subsidiaries. See “About Non-GAAP Financial Measures” and “Reconciliation of GAAP and Non-GAAP Results” below for more information about the non-GAAP financial measures included in this press release.

Financial Results for the Second Quarter and First Half 2012

Revenues

Second quarter total revenues were $114.1 million, an increase of 25% from $91.6 million for the same quarter of 2011. For the first half of 2012, total revenues were $173.3 million, a decrease of 1% from $174.9 million for the same period of 2011.

Real Estate Brokerage Services

Real estate brokerage services include primary real estate agency services and secondary real estate brokerage services. Second quarter revenues from real estate brokerage services were $49.5 million, an increase of 29% from $38.5 million for the same quarter of 2011. For the first half of 2012, revenues from real estate brokerage services were $73.2 million, a decrease of 12% from $82.9 million for the same period of 2011.

Second quarter revenues from primary real estate agency services were $45.4 million, an increase of 37% from $33.2 million for the same quarter of 2011. This increase was mainly due to a 43% increase in total GFA of new properties sold and a 30% increase in total transaction value of new properties sold. (See “Selected Operating Data” below for more details on total GFA and transaction value of new properties sold.)

For the first half of 2012, revenues from primary real estate agency services were $66.3 million, a decrease of 9% from $72.5 million for the same period of 2011. This decrease was mainly due to an 11% decrease in the total transaction value of new properties sold.

Second quarter revenues from secondary real estate brokerage services were $4.1 million, a decrease of 23% from $5.3 million for the same quarter of 2011. The decrease was mainly due to the Company’s closing of a number of stores since the second half of 2011 in order to reduce costs and optimize the Company’s store network. As of June 30, 2012, E-House had a total of 69 secondary real estate brokerage stores in China, compared to 112 stores as of June 30, 2011 and 68 stores as of March 31, 2012.

For the first half of 2012, revenues from secondary real estate brokerage services were $6.9 million, a decrease of 34% from $10.4 million for the same period of 2011. This decrease was mainly due to the Company’s closing of a number of stores since the second half of 2011 in order to reduce costs and optimize the Company’s store network.

Real Estate Online Services

Second quarter revenues from real estate online services were $40.1 million, an increase of 30% from $30.9 million for the same quarter of 2011. This increase was mainly due to revenue growth in existing cities as well as new cities that the Company entered since 2010.

For the first half of 2012, revenues from real estate online services were $61.2 million, an increase of 19% from $51.4 million for the same period of 2011. This increase was mainly due to revenue growth in existing cities as well as new cities that the Company entered since 2010, and continued growth of the Company’s home-furnishing channel.

Real Estate Information and Consulting Services

Second quarter revenues from real estate information and consulting services were $14.7 million, an increase of 6% compared to $13.9 million for the same quarter of 2011. The increase was mainly due to an increase in revenues from information services, partially offset by a decline in consulting services revenue.

For the first half of 2012, revenues from real estate information and consulting services were $24.6 million, a decrease of 14% from $28.4 million for the same period of 2011. The year-on-year decrease was primarily due to a reduction in land transaction-related consulting fees, as well as a reduction in other consulting revenues from property developments due to the weak real estate market.

Other Services

Other services include offline real estate advertising services, promotional events services and real estate fund management services. Second quarter revenues from other services were $9.9 million, an increase of 18% from $8.4 million for the same quarter of 2011, mainly due to the expansion of real estate promotional event services in the second quarter of 2012.

For the first half of 2012, revenues from other services were $14.3 million, an increase of 18% from $12.1 million for the same period of 2011. The increase was mainly due to the expansion of real estate promotional event services in the first half of 2012.

Cost of Revenues

Second quarter cost of revenues was $49.8 million, an increase of 44% from $34.6 million for the same quarter of 2011, primarily due to higher salary expenses for additional sales staff in the primary real estate agency services segment and editorial staff in the real estate online services segment, higher commission expenses paid to sales staff as a result of the increased total transaction value of new properties sold in the primary real estate agency services segment, and additional expenses associated with amortization of capitalized fees paid for Baidu, Inc.’s (“Baidu”) Brand Link product, which the Company started to offer in August 2011.

For the first half of 2012, cost of revenues was $87.5 million, an increase of 41% from $62.1 million for the same period of 2011, primarily due to higher salary expenses for additional sales staff in the primary real estate agency services segment and editorial staff in the real estate online services segment, and additional expenses associated with amortization of capitalized fees paid for Baidu’s Brand Link product.

Selling, General and Administrative (“SG&A”) Expenses

Second quarter SG&A expenses were $86.3 million, an increase of 37% from $63.2 million for the same quarter of 2011, primarily due to increases in (1) salary expenses associated with additional sales and administrative staff for the Company’s real estate online services segment and real estate information and consulting services segment, (2) commission expenses and marketing expenses for the Company’s real estate online services segment, (3) bad debt provision and (4) share-based compensation expenses as a result of stock options granted in 2011 and a modification of exercise price for some options converted from those of China Real Estate Information Corporation (“CRIC”). CRIC became a wholly-owned subsidiary of E-House and CRIC’s ADSs ceased trading upon completion of the E-House and CRIC merger in April 2012.

For the first half of 2012, SG&A expenses were $163.8 million, an increase of 35% from $121.3 million for the first half of 2011. This increase was primarily due to increases in (1) salary, bonus and rental expenses for the Company’s primary real estate agency services segment, (2) salary expenses due to additional sales and administrative staff for the Company’s real estate online services segment and real estate information and consulting services segment, (3) marketing expenses for the Company’s real estate online services segment, (4) bad debt provision and (5) share-based compensation expenses as a result of stock options granted in 2011 and a modification of exercise price for some CRIC-converted stock options.

Income (Loss) from Operations

Second quarter loss from operations was $19.8 million, compared to loss from operations of $6.2 million for the same quarter of 2011. Second quarter non-GAAP loss from operations was $2.9 million, compared to non-GAAP income from operations of $7.3 million for the same quarter of 2011.

For the first half of 2012, loss from operations was $74.4 million, compared to loss from operations of $7.2 million for the same period of 2011. For the first half of 2012, non-GAAP loss from operations was $42.6 million, compared to non-GAAP income from operations of $18.9 million in the same period of 2011.

Net Income (Loss)

Second quarter net loss was $11.6 million, compared to net loss of $6.0 million for the same quarter of 2011. Second quarter non-GAAP net income was $4.6 million, a decrease of 42% from $7.8 million for the same quarter of 2011.

For the first half of 2012, net loss was $45.6 million, compared to net loss of $7.5 million for the same period of 2011. Non-GAAP net loss for the first half of 2012 was $15.4 million, compared to non-GAAP net income of $18.3 million in the same period of 2011.

Net Income (Loss) Attributable to E-House Shareholders

Second quarter net loss attributable to E-House shareholders was $7.8 million, or $0.07 loss per diluted ADS, compared to net loss attributable to E-House shareholders of $6.7 million, or $0.08 loss per diluted ADS, for the same quarter of 2011. Second quarter non-GAAP net income attributable to E-House shareholders was $6.8 million, or $0.06 per diluted ADS, an increase of 196% from $2.3 million, or $0.03 per diluted ADS, for the same quarter of 2011.

For the first half of 2012, net loss attributable to E-House shareholders was $33.7 million, or $0.36 loss per diluted ADS, compared to net loss attributable to E-House shareholders of $7.2 million, or $0.09 loss per diluted ADS, for the same period of 2011. Non-GAAP net loss attributable to E-House shareholders for the first half of 2012 was $10.0 million, or $0.11 loss per diluted ADS, compared to non-GAAP net income attributable to E-House shareholders of $9.7 million, or $0.12 per diluted ADS, for the same period of 2011.

Cash Flow

As of June 30, 2012, the Company had a cash balance of $189.1 million.

Second quarter net cash used in operating activities was $10.0 million. This amount was mainly attributable to an increase in accounts receivable of $35.6 million, partially offset by non-GAAP net income of $4.6 million, an increase in accrued payroll and welfare expenses by $11.2 million, an increase in other tax payable by $2.8 million, an increase in amount due to related parties by $3.3 million, and a non-cash bad debt provision of $4.1 million.

Second quarter net cash used in investing activities was $7.6 million. This amount was mainly attributable to $7.6 million for purchase of property and equipment.

Second quarter net cash used in financing activities was $124.8 million. This amount was mainly due to the dividend payment of $11.9 million by the Company to its shareholders and the payment of $113.1 million for cash considerations in its merger with CRIC in April 2012.

Business Outlook

The Company maintains its previous revenue estimate range of $490 million to $510 million for the fiscal year ending December 31, 2012, which would represent an increase of 22% to 27% from $401.6 million in 2011. This forecast reflects the Company’s current and preliminary view, which is subject to change.

Investor Rights Agreement with SINA CORPORATION (“SINA”)

On August 16, 2012, the Company entered into an Investor Rights Agreement with SINA, which has been the largest holder of E-House ordinary shares since the completion of the E-House and CRIC merger in April 2012. Pursuant to the agreement, E-House agreed to provide SINA with certain registration rights in respect of the E-House ordinary shares and ADSs owned by SINA, subject to certain limitations, and entitled SINA to designate one director to the E-House board of directors so long as SINA remains the beneficial owner of at least 10% of the outstanding shares of the Company.

Conference Call Information

E-House’s management will host an earnings conference call on August 16, 2012 at 7:30 a.m. U.S. Eastern Time (7:30 p.m. Beijing/Hong Kong time).

Dial-in details for the earnings conference call are as follows:

U.S./International:	+1-718-354-1231
Hong Kong:	+852-2475-0994
Mainland China:	+86-10-800-819-0121

Please dial in 10 minutes before the call is scheduled to begin and provide the passcode to join the call. The passcode is “E-House earnings call.”

A replay of the conference call may be accessed by phone at the following number until August 23, 2012:

International:	+1-718-354-1232
Passcode:	18080115

Additionally, a live and archived webcast will be available at http://ir.ehousechina.com.

About E-House

E-House (China) Holdings Limited (“E-House”) (NYSE: EJ) is China’s leading real estate services company with a nationwide network covering more than 230 cities. E-House offers a wide range of services to the real estate industry, including online advertising, primary sales agency, secondary brokerage, information and consulting, offline advertising and promotion and real estate investment management services. E-House has received numerous awards for its innovative and high-quality services, including “China’s Best Company” from the National Association of Real Estate Brokerage and Appraisal Companies and “China Enterprises with the Best Potential” from Forbes. For more information about E-House, please visit http://www.ehousechina.com.

Safe Harbor: Forward-Looking Statements

This announcement contains forward-looking statements. These statements are made under the “safe harbor” provisions of Section 21E of the Securities Exchange Act of 1934, as amended. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates,” “may,” “intend,” “confident,” “is currently reviewing,” “it is possible,” “subject to” and similar statements. Among other things, the Business Outlook section and quotations from management in this press release, as well as E-House’s strategic and operational plans, contain forward-looking statements. E-House may also make written or oral forward-looking statements in its reports filed or furnished with the U.S. Securities and Exchange Commission, including Forms 20-F and 6-K, in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Statements that are not historical facts, including statements about E-House’s beliefs and expectations, are forward-looking statements and are subject to change. Forward-looking statements involve inherent risks and uncertainties. A number of important factors could cause actual results to differ materially from those contained, either expressly or impliedly, in any of the forward-looking statements in this press release. Potential risks and uncertainties include, but are not limited to, a severe or prolonged downturn in the global economy, E-House’s susceptibility to fluctuations in the real estate market of China, government measures aimed at China’s real estate industry, failure of the real estate services industry in China to develop or mature as quickly as expected, diminution of the value of E-House’s brand or image, E-House’s inability to successfully execute its strategy of expanding into new geographical markets in China, E-House’s failure to manage its growth effectively and efficiently, E-House’s failure to successfully execute the business plans for its strategic alliances and other new business initiatives, E-House’s loss of its competitive advantage if it fails to maintain and improve its proprietary CRIC system or to prevent disruptions or failure in the system’s performance, E-House’s failure to compete successfully, fluctuations in E-House’s results of operations and cash flows, E-House’s reliance on a concentrated number of real estate developers, natural disasters or outbreaks of health epidemics and other risks outlined in E-House’s filings with the U.S. Securities and Exchange Commission. All information provided in this press release is current as of the date of this press release, and E-House does not undertake any obligation to update any such information, except as required under applicable law.

About Non-GAAP Financial Measure

To supplement E-House’s consolidated financial results presented in accordance with United States Generally Accepted Accounting Principles (“GAAP”), E-House uses in this press release the following non-GAAP financial measures: (1) income (loss) from operations, (2) net income (loss), (3) net income (loss) attributable to E-House shareholders, (4) net income (loss) per basic ADS, and (5) net income (loss) per diluted ADS, each of which excludes share-based compensation expense, amortization of intangible assets resulting from business acquisitions and gain/(loss) from the disposal of subsidiaries. The presentation of these non-GAAP financial measures is not intended to be considered in isolation or as a substitute for the financial information prepared and presented in accordance with GAAP. For more information on these non-GAAP financial measures, please see the table captioned “Unaudited Reconciliation of GAAP and Non-GAAP Results” set forth at the end of this press release.

E-House believes that these non-GAAP financial measures provide meaningful supplemental information to investors regarding its operating performance by excluding share-based compensation expense, amortization of intangible assets resulting from business acquisitions and gain/(loss) from the disposal of subsidiaries, which may not be indicative of E-House’s operating performance. These non-GAAP financial measures also facilitate management’s internal comparisons to E-House’s historical performance and assist its financial and operational decision making. A limitation of using these non-GAAP financial measures is that share-based compensation expense, amortization of intangible assets resulting from business acquisitions and gain/(loss) from the disposal of subsidiaries are recurring expenses that may continue to exist in E-House’s business for the foreseeable future. Management compensates for these limitations by providing specific information regarding the GAAP amounts excluded from each non-GAAP measure. The accompanying tables have more details on the reconciliation between non-GAAP financial measures and their most comparable GAAP financial measures.

For investor and media inquiries please contact:

In China

Michelle Yuan

Director of Investor Relations

E-House (China) Holdings Limited

Phone: +86 (21) 6133-0754

E-mail: michelleyuan@ehousechina.com

Derek Mitchell

Ogilvy Financial, Beijing

Phone: +86 (10) 8520-6284

E-mail: ej@ogilvy.com

In the U.S.

Jessica Barist Cohen

Ogilvy Financial, New York

Phone: +1 (646) 460-9989

E-mail: ej@ogilvy.com

E-HOUSE (CHINA) HOLDINGS LIMITED

UNAUDITED CONSOLIDATED BALANCE SHEET

(In thousands of U.S. dollars)

	December 31,	June 30,
	2011	2012
ASSETS
Current assets
Cash and cash equivalents	392,005	189,117
Restricted cash	2,582	3,919
Marketable securities	7,982	8,507
Customer deposits	56,168	83,534
Accounts receivable, net	244,081	248,886
Properties held for sale	1,287	1,031
Deferred tax assets	22,078	22,044
Prepaid expenses and other current assets	21,818	18,024
Amounts due from related parties	1,501	1,614
Total current assets	749,502	576,676
Property and equipment, net	27,976	40,627
Intangible assets, net	213,263	193,883
Investment in affiliates	32,484	32,132
Goodwill	49,328	49,300
Customer deposits, non-current	26,586	26,819
Other non-current assets	44,559	37,416
Total assets	1,143,698	956,853

LIABILITIES AND EQUITY
Current liabilities
Accounts payable	5,686	4,005
Accrued payroll and welfare expenses	50,581	49,598
Income tax payable	45,762	11,296
Other tax payable	19,252	18,815
Amounts due to related parties	1,775	4,901
Advance from property buyers	2,194	3,922
Deferred revenue	11,499	11,961
Liability for exclusive rights, current	13,831	15,544
Other current liabilities	25,517	24,654
Total current liabilities	176,097	144,696
Deferred tax liabilities	40,109	40,104
Liability for exclusive rights, non-current	21,408	17,468
Other non-current liabilities	1,716	1,459
Total liabilities	239,330	203,727
Equity
Ordinary shares ($0.001 par value): 1,000,000,000 and 1,000,000,000 shares authorized, 79,065,624 and 117,954,388 shares issued and outstanding, as of December 31, 2011 and June 30, 2012, respectively	79	118
Additional paid-in capital	688,094	839,187
Subscription receivables	—	(8)
Accumulated deficit	(101,064)	(146,436)
Accumulated other comprehensive income	46,253	51,488
Total E-House equity	633,362	744,349
Non-controlling interests	271,006	8,777
Total equity	904,368	753,126
TOTAL LIABILITIES AND EQUITY	1,143,698	956,853

E-HOUSE (CHINA) HOLDINGS LIMITED

UNAUDITED CONSOLIDATED STATEMENTS OF OPERATIONS

(In thousands of U.S. dollars, except share data and per share data)

	Three months ended		Six months ended
	June 30,		June 30,
	2011	2012	2011	2012

Revenues	91,645	114,135	174,925	173,272
Cost of revenues	(34,644)	(49,831)	(62,141)	(87,506)
Selling, general and administrative expenses	(63,196)	(86,270)	(121,282)	(163,817)
Other operating income	11	2,154	1,336	3,656
Loss from operations	(6,184)	(19,812)	(7,162)	(74,395)

Interest income	663	380	1,312	1,121
Other loss, net	(2,540)	(300)	(3,837)	(521)
Loss before taxes and equity in affiliates	(8,061)	(19,732)	(9,687)	(73,795)
Income tax benefits	2,266	8,054	2,659	28,294
Loss before equity in affiliates	(5,795)	(11,678)	(7,028)	(45,501)
Income (loss) from equity in affiliates	(216)	100	(470)	(50)
Net loss	(6,011)	(11,578)	(7,498)	(45,551)
Less: net income (loss) attributable to non-controlling interests interests	687	(3,796)	(287)	(11,845)
Net loss attributable to E-House shareholders	(6,698)	(7,782)	(7,211)	(33,706)

Loss per share:
Basic	(0.08)	(0.07)	(0.09)	(0.36)
Diluted	(0.08)	(0.07)	(0.09)	(0.36)
Shares used in computation:
Basic	80,787,002	109,384,748	80,772,660	94,229,396
Diluted	80,787,002	109,384,748	80,772,660	94,229,396

Note

The conversion of Renminbi (“RMB”) amounts into USD amounts is based on the rate of USD1.00 = RMB6.3249 on June 30, 2012 and USD1.00 = RMB6.3084 for the three months ended June 30, 2012.

E-HOUSE (CHINA) HOLDINGS LIMITED

UNAUDITED CONSOLIDATED STATEMENT OF COMPREHENSIVE INCOME

(In thousands of U.S. dollars)

	Three months ended		Six months ended
	June 30,		June 30,
	2011	2012	2011	2012

Net loss	(6,011)	(11,578)	(7,498)	(45,551)

Other comprehensive income (loss), net of tax:
Foreign currency translation adjustment	6,048	(2,454)	10,798	(1,852)
Comprehensive income (loss)	37	(14,032)	3,300	(47,403)

Less: Comprehensive income (loss) attributable to non-controlling interests	6,735	(4,028)	6,711	(11,943)
Comprehensive income (loss) attributable to E-House shareholders	(6,698)	(10,004)	(3,411)	(35,460)

E-HOUSE (CHINA) HOLDINGS LIMITED

Reconciliation of GAAP and Non-GAAP Results

(In thousands of U.S. dollars, except share data and per ADS data)

	Three months ended		Six months ended
	June 30,		June 30,
	2011	2012	2011	2012
	(unaudited)	(unaudited)	(unaudited)	(unaudited)

GAAP loss from operations	(6,184)	(19,812)	(7,162)	(74,395)
Share-based compensation expense	8,161	11,220	15,535	20,305
Amortization of intangible assets resulting from business acquisitions	5,319	5,737	10,570	11,475
Non-GAAP income (loss) from operations	7,296	(2,855)	18,943	(42,615)

GAAP net loss	(6,011)	(11,578)	(7,498)	(45,551)
Share-based compensation expense (net of tax)	8,161	11,220	15,535	20,305
Amortization of intangible assets resulting from business acquisitions (net of tax)	4,645	4,932	9,222	9,867
Loss from the disposal of subsidiaries	1,054	—	1,054	—
Non-GAAP net income (loss)	7,849	4,574	18,313	(15,379)

Net loss attributable to E-House Shareholder	(6,698)	(7,782)	(7,211)	(33,706)
Share-based compensation expense (net of tax and non-controlling interests)	5,980	10,384	11,522	16,898
Amortization of intangible assets resulting from business acquisitions (net of tax and non-controlling interests)	2,441	4,169	4,870	6,782
Loss from the disposal of subsidiaries	565	—	565	—
Non-GAAP net income (loss) attributable to E-House shareholders	2,288	6,771	9,746	(10,026)

GAAP net loss per ADS — basic	(0.08)	(0.07)	(0.09)	(0.36)

GAAP net loss per ADS — diluted	(0.08)	(0.07)	(0.09)	(0.36)

Non-GAAP net income (loss) per ADS — basic	0.03	0.06	0.12	(0.11)

Non-GAAP net income (loss) per ADS — diluted	0.03	0.06	0.12	(0.11)

Shares used in calculating basic GAAP / non-GAAP net income (loss) attributable to shareholders per ADS	80,787,002	109,384,748	80,772,660	94,229,396

Shares used in calculating diluted GAAP net loss attributable to shareholders per ADS	80,787,002	109,384,748	80,772,660	94,229,396

Shares used in calculating diluted non-GAAP net income (loss) attributable to shareholders per ADS	81,387,873	111,942,511	81,488,604	94,229,396

E-HOUSE (CHINA) HOLDINGS LIMITED

SELECTED OPERATING DATA

	Three months ended		Six months ended
	June 30,		June 30,
	2011	2012	2011	2012
Primary real estate agency service
Total Gross Floor Area (“GFA”) of new properties sold (thousands of square meters)	2,706	3,881	5,640	5,744
Total value of new properties sold (millions of RMB)	24,560	31,985	52,103	46,605
Total value of new properties sold (millions of $)	3,777	5,062	7,959	7,383